INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' capital (deficit) and cash flows for the years ended December 31, 1995 and 1994 and the period from June 23, 1993 (date of formation) through December 31, 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the partnership at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 and the period from June 23, 1993 through December 31, 1993 in conformity with generally accepted accounting principles.


/S/  DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 2, 1996



KAAHUMANU CENTER ASSOCIATES

Balance Sheets
December 31, 1995 and 1994
ASSETS
                                                    1995              1994
Current Assets
  Cash                                          $   502,635       $ 1,814,186
  Accounts receivable - less allowance of
    $101,356 and $29,697 for doubtful accounts      816,645         1,313,880
  Prepaid expenses                                   82,520            68,325
                                                -----------       -----------
    Total Current Assets                          1,401,800         3,196,391
                                                -----------       -----------
Property
  Land and land improvements                      5,787,383         5,687,452
  Building                                       76,874,388        76,702,588
  Furniture, fixtures and equipment               4,174,014         3,928,277
  Construction in process                            10,292                --
                                                -----------       -----------
    Total Property                               86,846,077        86,318,317
    Accumulated depreciation                      9,052,587         6,231,408
                                                -----------       -----------
    Net Property                                 77,793,490        80,086,909
                                                -----------       -----------
Other Assets                                      5,976,139         2,608,015
                                                -----------       -----------
Total Assets                                    $85,171,429       $85,891,315
                                                ===========       ===========
LIABILITIES & PARTNERS' CAPITAL (DEFICIT)

Current Liabilities
  Current portion of long-term debt             $   661,888       $   201,055
  Accounts payable                                  277,145            92,761
  Due to ML&P                                       842,934         1,743,802
  Accrued interest                                       --         1,031,982
  Other current liabilities                          50,223            40,178
                                                -----------       -----------
    Total Current Liabilities                     1,832,190         3,109,778
                                                -----------       -----------
Long-Term Liabilities
  Long-term debt                                 63,955,794        71,387,575
  Due to ML&P                                            --        11,850,635
  Construction and retainage payable                     --         3,342,897
  Rental deposits                                    55,026            34,134
                                                -----------       -----------
    Total Long-Term Liabilities                  64,010,820        86,615,241
                                                -----------       -----------
Partners' Capital (Deficit)                      19,328,419        (3,833,704)
                                                -----------       -----------
Total Liabilities & Partners' Capital (Deficit) $85,171,429       $85,891,315
                                                ===========       ===========
See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
Years Ended December 31, 1995 and 1994 and Period from
June 23, 1993 (Date of Formation) through December 31, 1993

                                 1995              1994              1993
Revenue
  Rental income - minimum     $ 6,571,728       $2,805,574        $1,165,496
  Rental income - percentage      819,960          877,437           490,723
  Other operating income - primarily
      recoveries from tenants   4,825,309        2,675,300         1,127,845
                              -----------       ----------        ----------
Total Revenue                  12,216,997        6,358,311         2,784,064
                              -----------       ----------        ----------


Expenses
  Utilities                     2,540,736        1,345,027           542,864
  Payroll and related costs     1,816,498          984,068           397,657
  Depreciation and amortization  3,354,646         956,872           362,812
  Interest                       6,113,766         743,742           550,627
  Repairs and maintenance          558,101         314,201            76,727
  General excise taxes             470,808         251,388           108,600
  Real property taxes              255,206         133,360            64,161
  Insurance                        263,168          91,315            38,073
  Provision for doubtful accounts  184,940          43,944            25,618
  Advertising and promotions       172,894          39,995            22,552
  Management fee                   163,633              --                --
  Professional fees                159,528          32,443            15,941
  Other expenses                    69,402          43,021            61,798
                              -----------       ----------        ----------
Total Expenses                 16,123,326        4,979,376         2,267,430
                              -----------       ----------        ----------
Net Income (Loss)             $(3,906,329)      $1,378,935        $  516,634
                              ===========       ==========        ==========

See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

Statements of Changes in Partners' Capital (Deficit)
Years Ended December 31, 1995 and 1994 and Period from
June 23, 1993 (Date of Formation) through December 31, 1993



                                                 State of
                                                  Hawaii
                               Maui Land &      Employees'
                                Pineapple       Retirement
                              Company, Inc.       System             TOTAL
Capital Contributions:
  Property and other assets   $ 10,788,190      $        --       $ 10,788,190
  Cash                                  --          312,121            312,121
  Assumption of loan           (14,142,584)              --        (14,142,584)

Cash Distribution               (2,687,000)              --         (2,687,000)

Net Income - 1993                  511,468            5,166            516,634

                              ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1993             (5,529,926)         317,287         (5,212,639)

Net Income  - 1994               1,365,146           13,789          1,378,935
                              ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1994           $ (4,164,780)     $   331,076       $ (3,833,704)

Capital Contributions:
  Conversion of loan                    --       30,587,879         30,587,879
  Conversion of payable balance  1,332,060               --          1,332,060

Cash Distribution                       --       (4,851,487)        (4,851,487)

Net Loss - 1995                 (2,749,360)      (1,156,969)        (3,906,329)
                              ------------      -----------       ------------
Partners' Capital (Deficit),
  December 31, 1995           $ (5,582,080)     $24,910,499       $ 19,328,419

                              ============      ===========       ============




See notes to financial statements.



KAAHUMANU CENTER ASSOCIATES

Statements of Cash Flows
Years Ended December 31, 1995 and 1994 and Period from
June 23, 1993 (Date of Formation) through December 31, 1993

                                  1995              1994              1993
Operating Activities:
  Net Income (Loss)           $(3,906,329)      $  1,378,935      $    516,634
  Adjustments to reconcile
   net income to cash provided
   by operating activities:
    Depreciation and
      amortization              3,354,646            956,873           362,812
    Increase (decrease) in
     accounts receivable          225,457           (948,086)         (365,794)
    Increase in accounts payable  606,996          1,433,272           403,291
    Net change in other operating
      assets and liabilities     (529,363)           107,454            45,660
                              -----------       ------------      ------------
Net Cash Flow Provided by
  (Used in) Operating Activities (248,593)         2,928,448           962,603
                              -----------       ------------      ------------
Investment Activities:
  Purchases of property        (4,356,375)       (41,768,581)      (25,780,691)
  Payments for deferred costs  (2,124,624)        (1,449,395)               --
  Increase in restricted cash  (1,503,926)                --                --
                              -----------       ------------      ------------
Net Cash Used in Investment
      Activities               (7,984,925)       (43,217,976)      (25,780,691)
                              -----------       ------------      ------------
Financing Activities:
  Proceeds from long-term debt 69,188,291         38,549,619        19,149,068
  Payments of long-term debt  (45,571,361)          (181,998)          (70,643)
  Increase (decrease) in amount
       due to ML&P            (11,843,476)         2,940,635         8,910,000
  Cash distribution            (4,851,487)                --        (2,687,000)
  Capital contribution                 --                 --           312,121
                              -----------       ------------      ------------
Net Cash Provided by
      Financing Activities      6,921,967         41,308,256        25,613,546
                              -----------       ------------      ------------
Net Increase in Cash          (1,311,551)          1,018,728           795,458

Cash, Beginning of Period       1,814,186            795,458                --
                              -----------       ------------      ------------
Cash, End of Period           $   502,635       $  1,814,186      $    795,458
                              ===========       ============      ============

See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

Notes to Financial Statements
Years Ended December 31, 1995 and 1994 and Period from
June 23, 1993 (Date of Formation) through December 31, 1993

ORGANIZATION

Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

The Center is a regional shopping mall located in Kahului, Maui. Prior to the expansion, the Center consisted of approximately 315,000 square feet of gross leasable area. The expansion and renovation which was completed in November 1994, increased the Center to approximately 566,000 square feet of gross leasable area.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future actual amounts could differ from those estimates.

Property - Property which was contributed to the partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
Depreciation is computed using the straight-line method.

Noncurrent Accounts Receivable - The excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease are classified as noncurrent accounts receivable.

Deferred Costs - Amounts expended by the Partnership for construction of tenant improvements are classified as deferred costs and are amortized over the terms of the respective leases.

Construction and Retainages Payable - Amounts due for construction and retainages payable were classified as noncurrent in 1994 because such amounts were to be financed with proceeds from long-term debt.

Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.



PARTNERSHIP AGREEMENT

Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center for a 99% interest in the Partnership. In addition, on April 30, 1995, ML&P contributed $1.3 million by conversion to capital of an amount owing to it.

ERS originally contributed $312,000 for a one percent interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

Allocations and Distributions - Profit and loss allocations and cash distributions of the partnership are based on the ownership interests of the partners.

ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their contributions to the partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 1995 were $1,579,000 for both ERS and ML&P.

Management and Operations - ML&P as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1. Interest (net of amounts capitalized) paid during 1995, 1994, and the period ended December 31, 1993 was $6,671,000, $655,000 and $430,000, respectively.

2. Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center Associates. At the same time, ML&P contributed $1.3 million by conversion to capital of an amount owing to it.

3. Property and other assets with a net book value of $10.8 million, subject to a loan of $14.1 million, were contributed to the Partnership on July 1, 1993 by Maui Land & Pineapple
      Company, Inc.






CAPITALIZED INTEREST

The Partnership incurred interest of $6,114,000 for 1995, $5,178,000 for 1994 and $1,327,000 for 1993, of which $4,434,000 and $777,000, was capitalized,  respectively, for 1994 and 1993.

RELATED PARTY TRANSACTIONS

The Partnership entered into an agreement with ML&P for the operation of the Center. The operating agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods.
Pursuant to the agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 1995, ML&P charged the Partnership $164,000 for management fees.

Current amounts due to ML&P of $843,000 and $1,744,000 as of December 31, 1995 and 1994, respectively, relate to operating costs paid on behalf of the Center. Noncurrent amounts due to ML&P of $11.9 million as of December 31, 1994 represented construction-related costs funded for the Partnership by ML&P.

The Partnership does not have any employees. As such, all onsite and administrative personnel are provided by ML&P. In 1995, 1994 and 1993, ML&P charged the Partnership $1,816,000, $984,000 and $398,000, respectively, for payroll and labor-related costs.

ML&P generates the electricity which is used by the Center. ML&P also incurs other costs and expenses, primarily insurance and real property taxes, which are reimbursable by the Partnership. In 1995, 1994 and 1993 ML&P charged the Partnership $2,759,000, $1,531,000 and $572,000, respectively, for electricity and other costs and expenses.

OTHER ASSETS

Other Assets at December 31, 1995 and 1994 consisted of the following:

                                       1995                    1994

Deferred costs                      $4,200,435              $2,608,015
Restricted cash                      1,503,926                      --
Noncurrent accounts receivable         271,778                      --
                                    ----------              ----------
      Total Other Assets            $5,976,139              $2,608,015
                                    ==========              ==========

Deferred costs are net of amortization of $669,605 and $169,276 at December 31, 1995 and 1994, respectively. Restricted cash represents proceeds from the mortgage loan which are reserved for additional expansion costs (see BORROWING ARRANGEMENTS). Noncurrent accounts receivable represent the excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease.




BORROWING ARRANGEMENTS

Long-term debt at December 31, 1995 and 1994 consisted of the following:

                                             1995              1994

Mortgage loan, 8.57%, due through 2005    $64,617,682       $        --
Mortgage loan, 10% (see below)                     --        13,889,943
Employees' Retirement System of the
  State of Hawaii, 9% (see below)                  --        30,587,879
Construction Loan, 8.75% (see below)               --        27,110,808
                                          -----------       -----------
      Total                                64,617,682        71,588,630
Less portion classified as current            661,888           201,055
                                          -----------       -----------
      Long-term debt                      $63,955,794       $71,387,575
                                          ===========       ===========

As of April 30, 1995, the loan from ERS was contributed to the Partnership in exchange for an additional 49% ownership interest in the Partnership.

In May of 1995 the Partnership refinanced the 10% mortgage loan and the 8.75% construction loan with a $65 million ten-year term loan bearing interest at 8.57%. This financing arrangement, which is collateralized by the Center, is nonrecourse except for the first $10 million which is guaranteed by ML&P until the Center attains a defined level of net operating income. Based on rates currently available to the Partnership for debt with a similar term, the fair value of this liability is estimated to be $71.1 million at December 31, 1995.
Scheduled principal maturities for the next five years from 1996 through 2000 are as follows: $662,000, $792,000, $863,000,
$942,000 and $1,011,000.

LEASES

Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases of the Center aggregates $66,818,000 and is receivable during the next five years (1996 to 2000) as follows: $6,616,000, $6,266,000, $6,113,000, $5,989,000,
$5,840,000, respectively, and $35,994,000 thereafter.

CONCENTRATION OF CREDIT RISK

The Partnership extends credit to its tenants in the course of its leasing operations. The credit worthiness of existing and potential tenants are evaluated and under certain circumstances a security deposit is required.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Except for the mortgage loan (see BORROWING ARRANGEMENTS), the Partnership believes the fair value of financial instruments approximates carrying amounts.